Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Amounts in USD

Dates

Collection Period No.	43	
Collection Period (from... to)	1-Dec-2023	31-Dec-2023
Determination Date	11-Jan-2024	
Record Date	12-Jan-2024	
Distribution Date	16-Jan-2024	
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2023	16-Jan-2024 Actual/360 Days 32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2023	15-Jan-2024 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	80,020,000.00	72,778,777.85	65,205,689.93	7,573,087.92	94.639939	0.814867
Total Note Balance	**1,061,220,000.00**	**72,778,777.85**	**65,205,689.93**	**7,573,087.92**		

Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07	
Adjusted Pool Balance	1,088,445,882.84	99,989,924.92	92,416,837.00	
Yield Supplement Overcollateralization Amount	36,332,043.60	2,548,399.32	2,291,030.39	
Pool Balance	**1,124,777,926.44**	**102,538,324.24**	**94,707,867.39**	

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.770000%	46,699.72	0.583601	7,619,787.64	95.223540
Total		**$46,699.72**		**$7,619,787.64**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	7,719,855.63	(1) Total Servicing Fee	85,448.60
Interest Collections	335,384.05	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	38,084.09	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	8,832.07	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	46,699.72
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	46,496.27	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**8,148,652.11**	(6) Regular Principal Distributable Amount	7,573,087.92
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**8,148,652.11**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	443,415.87
		Total Distribution	**8,148,652.11**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	85,448.60	85,448.60	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	46,699.72	46,699.72	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	46,699.72	46,699.72	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	46,699.72	46,699.72	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	7,573,087.92	7,573,087.92	0.00
Aggregate Principal Distributable Amount	7,573,087.92	7,573,087.92	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	19,280.90
minus Net Investment Earnings	19,280.90
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	19,280.90
Net Investment Earnings on the Collection Account	27,215.37
Investment Earnings for the Collection Period	46,496.27

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	102,538,324.24	9,517
Principal Collections	5,928,518.75	
Principal Collections attributable to Full Pay-offs	1,791,336.88	
Principal Purchase Amounts	0.00	
Principal Gross Losses	110,601.22	
Pool Balance end of Collection Period	94,707,867.39	9,181
Pool Factor	8.42%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.05%
Weighted Average Number of Remaining Payments	52.53	18.33
Weighted Average Seasoning (months)	11.02	51.35

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	93,731,158.97	9,111	98.97%
31-60 Days Delinquent	707,910.20	51	0.75%
61-90 Days Delinquent	219,131.70	16	0.23%
91-120 Days Delinquent	49,666.52	3	0.05%
Total	94,707,867.39	9,181	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.284%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	110,601.22	9	11,133,519.63	409
Principal Net Liquidation Proceeds	38,000.73		4,305,270.68	
Principal Recoveries	8,512.68		4,355,103.31	
Principal Net Loss / (Gain)	64,087.81		2,473,145.64	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.780%
Prior Collection Period	0.126 %
Second Prior Collection Period	0.150 %
Third Prior Collection Period	1.088 %
Four Month Average	0.536%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.220%
Average Net Loss / (Gain)	6,046.81

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.